February 12, 2020

Bradley Yourist
Chief Executive Officer
Imaging3, Inc.
10866 Wilshire Boulevard, Suite 225
Los Angeles, CA 90024

       Re: Imaging3, Inc.
           Amendment No. 1 to Registration Statement on Form S-1
           Filed January 17, 2020
           File No. 333-232828

Dear Mr. Yourist:

      We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 21, 2019 letter.

Amendment No. 1 to Registration Statement on Form S-1 filed January 17, 2020

General

1. We note you issued a press release on January 31, 2020 announcing your corporate name change, ticker symbol change and that your common shares are quoted on the OTC Pink.
       We also note that the selling stockholders intend to sell their shares at prevailing market prices or at privately negotiated prices. To sell shares at market prices, we require an existing trading market for those shares, and we do not consider the OTC Pink to be such a market for purposes of satisfying Item 501(b)(3) of Regulation S-K. Please revise your prospectus to update your disclosure and set a fixed price at which selling shareholders will offer and sell their shares until the shares are quoted on the OTC Bulletin Board,
       OTCQX or the OTCQB or until the shares are listed on a securities exchange. In addition,
 Bradley Yourist
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Imaging3, LastNameBradley Yourist
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         please file any related amendments to your Articles of Incorporation. Refer to Item
         601(b)(3) of Regulation S-K.
Prospectus Summary
Grapefruit's Competitive Advantage in the Industry, page 6

2. We note you state that you hold provisional licenses issued by the State of California to manufacture and distribute cannabis products in California. You also state that you plan on building a high-tech cultivation facility to become a seed to sale, fully vertically integrated cannabis and CBD product company and intend to produce thousands of pounds of the highest quality indoor cultivars of cannabis annually. Please disclose whether you have renewed these provisional licenses for 2020 and whether you have received a license to cultivate cannabis or the status of such licenses.
Government Approvals and Regulations, page 9

3. We note your revised disclosure in response to prior comment 7 indicates that you do not believe your current products are subject to the FDCA as they are not intended to cure, mitigate, treat or prevent disease. This appears inconsistent with disclosure on your website that your THC Patchless Patch was developed to help those who suffer from ailments ranging from anxiety, chronic pain and sport injuries to those undergoing chemotherapy treatment or dealing with end of life issues. In addition, as indicated in prior comment 7, your press release on August 5, 2019 states that your vaporization cartridge line "includes a formulated CBD heavy 3:1 vaporization cartridge for customers that need pain relief." Given these statements, please tell us the basis for your belief that your products are not drug products requiring pre-market approval by the FDA. In that regard, we note that the FDA website indicates that the FDCA defines drugs, in part, by their intended use to cure, mitigate, treat, or prevent disease.
4. We note your response to our prior comments 8 and 9 and the additional disclosure regarding the Rohrabacher-Blumenauer Amendment (the "Amendment"). Please expand your disclosure to discuss the relevance of the Amendment to your business operations given that it applies solely to medical marijuana and has no application to recreational use.

Risk Factors
Our business is dependent on laws pertaining to the cannabis industry, page 16

5. We note you included a new risk factor in response to prior comment 9. Please revise this risk factor to discuss the impact of the recent change in policy announced by Attorney
         General Sessions regarding the Cole Memorandum.
Controlled Substance Regulation, page 10

6. We note your revised disclosure regarding the 2018 Farm Bill. Please expand your discussion to address any risks or effects of the 2018 Farm Bill, including state regulations
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Imaging3, Inc.
February 12, 2020
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      related to the sampling and testing for THC and the disposal of non-compliant product, and the shared state-federal jurisdiction over hemp cultivation and production.
Exhibits

7. We note that you disclose you have entered into four convertible promissory notes with
      Auctus Fund, LLC, but you have only filed one as an exhibit to your Registration
      Statement. Please file the remaining three outstanding convertible promissory notes or tell us why you do not believe you are required to do so. Refer to Item 601(b)(10) of
      Regulation S-K.
Exhibit 23.1, page 1

8. Provide a currently dated consent from your independent accountant in your next amendment which makes reference to the appropriate filing.
        You may contact Diane Fritz, Staff Accountant, at (202) 551-3331 or Ethan Horowitz,
Accounting Branch Chief, at (202) 551-3311 if you have questions regarding comments on the financial statements and related matters. Please contact Anuja A. Majmudar, Attorney-Adviser, at (202) 551-3844 or, in her absence, Karina Dorin, Attorney-Adviser, at (202) 551-3763 with any other questions.



                                                           Sincerely,
FirstName LastNameBradley Yourist
                                                           Division of
Corporation Finance
Comapany NameImaging3, Inc.
                                                           Office of Energy &
Transportation
February 12, 2020 Page 3
cc:       Joseph Lucosky
FirstName LastName